Exhibit 1

This announcement contains inside information

British American Tobacco p.l.c. (the “Company” or “BAT”)

BAT announces Tadeu Marroco as Chief Executive

15 May 2023

The Board announces the appointment of Tadeu Marroco as Chief Executive of BAT plc to succeed Jack Bowles who is stepping down from the Board of Directors with effect from 15 May.

Tadeu joined BAT in 1992 and was appointed to the BAT plc Board in 2019 as Group Finance Director. He has also served on the BAT Management Board since 2014, with previous roles including Regional Director for Europe and North Africa, and Group Transformation Director. A comprehensive search for a new Group Finance Director will now commence. Javed Iqbal, who has had an extensive finance career in the Group, and is currently Director, Digital and Information, takes on the role of interim Group Finance Director until a permanent successor has been appointed.

Luc Jobin, Chair, said:

“Since our A Better Tomorrow strategy was articulated in 2019, we have achieved clear momentum in our New Categories business, have established leadership in key markets and expect to deliver New Categories profitability earlier than originally planned. During this time we have also continued to deliver solid financial results and have returned over £20bn to our shareholders. On behalf of the Board I would like to thank Jack for his significant contribution as Chief Executive during this important period.

“To fully deliver on our transformation in a fast-changing environment we must continue to evolve as a high performing and agile consumer goods company. In considering succession, the Board recognised Tadeu’s outstanding track record of developing teams that deliver on our transformation alongside a consistent focus on strong execution and financial performance. We are confident that under his leadership we will further strengthen our relationships with key stakeholders and continue to build A Better Tomorrow and deliver long-term sustainable value for our shareholders.”

Tadeu Marroco said:

“I am honoured to be appointed as Chief Executive of BAT. I wish to thank Jack who has been instrumental in establishing our A Better Tomorrow strategy. Having been at the centre of the formulation of this strategy, I am convinced that this is the right strategic path for BAT. In this dynamic environment, I remain firmly committed to focusing on results delivery through executional excellence.

“Throughout my 30-year career with this great company, inclusivity and collaboration have always been at the heart of my leadership approach. My commitment as the new Chief Executive will be to nurture the passion in BAT for our people, our consumers and our brands. My Management Team and I will continue to build an increasingly agile and progressive BAT.”

Jack Bowles said:

“It has been my privilege to lead BAT since 2019. In the last four years we have set out to transform the business towards A Better Tomorrow through a focus on growth of New Category consumer brands, which account for almost £3 billion of revenue. It is now the time for a change of leadership to take the business to the next level. As I leave, I thank all my colleagues and the Board for their support and dedication to this strategy and to the transformation of the business which we achieved. After 20 years in the company I look forward to my next steps. I wish my successor Tadeu, who has been our Group Finance Director for four years, and the great team at BAT, all the success to continue the journey. Given the quality of BAT’s talent pipeline, I am confident that BAT will continue to be successful.”

The person responsible for making this announcement on behalf of the Company is P McCrory, Company Secretary.

Supplementary Information - Remuneration

Tadeu Marroco will receive a remuneration package which will comprise a basic salary, variable incentive arrangements and benefits which are fully in line with the Company’s current Directors’ Remuneration Policy. The key elements of the package are as follows:

●	He will receive an annual base salary of £1,343,700.
●	He will receive a pension allowance of 15% of annual base salary in line with the contribution level for the wider UK workforce, and other benefits in line with relevant existing policies.
●	He will be eligible to participate in the Company’s existing short-term and long-term incentive schemes in line with and subject to deferral in line with the Directors’ Remuneration Policy.

Malus and clawback are applicable to the variable remuneration arrangements.

His share ownership requirement will be in line with the Company’s existing policy, requiring that he build up ownership of a shareholding that is equal to 500% of salary. This is subject to a formal post-employment shareholding requirement for two years after departure from the Company.

Further detail will be set out in the Directors Remuneration Report within 2023 Annual Report and Form 20-F.

In accordance with section 430(2B) of the Companies Act 2006, information in respect of Jack Bowles departure from the Board will be available on bat.com in due course and will remain available until the Company’s Directors’ Remuneration Report in the Annual Report and Form 20-F for the year ended 31 December 2023 is made available.

All remuneration arrangements are consistent with the terms of the Directors’ Remuneration Policy approved by shareholders at the AGM in April 2022.

ENDS

Enquiries

Media Centre
+44 (0) 20 7845 2888 (24 hours) | @BATplc

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012
John Harney: +44 (0)20 7845 1263

About BAT

BAT is a leading, multi-category consumer goods business with a purpose to build A Better Tomorrow™ by reducing the health impact of its business through offering a greater choice of enjoyable and less risky products for adult consumers.

The company continues to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit. BAT encourages those who would otherwise continue to smoke to switch completely to scientifically-substantiated, reduced-risk alternatives*†. In order to deliver this, BAT is transforming into a truly consumer-centric multi-category consumer products business.

BAT’s ambition is to have 50 million consumers of its non-combustible products by 2030 and to generate £5billion of New Categories revenue by 2024. BAT has set stretching ESG targets including achieving carbon neutrality for Scopes 1 & 2 by 2030 and eliminating unnecessary single-use plastic and making all plastic packaging reusable, recyclable or compostable by 2025.

BAT employs over 50,000 people. The BAT Group generated revenue of £27.65 billion in 2022 and profit from operations of £10.5 billion.

The company’s Strategic Portfolio is made up of its global cigarette brands and a growing range of reduced-risk*† New Category tobacco and nicotine products and traditional non-combustible tobacco products. These include vapour, tobacco heating products, modern oral products including tobacco-free nicotine pouches, as well as traditional oral products such as snus and moist snuff. In 2022, we had 22.5 million consumers of our non-combustible products, a rise of 4.2 million on full year 2021.

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
† Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Forward-looking statements

This release contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our customer target ambition, New Categories revenue targets and our ESG targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement” and “Group Principal Risks “ in the 2021 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT).

Additional information concerning these and other factors can be found in BAT’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.